Mail Stop 4561

October 25, 2006

Mr. Steven A. Ballmer
Chief Executive Officer
Microsoft Corporation
One Microsoft Way
Redmond, Washington 98052

> **Re:** **Microsoft Corporation**
> **Form 10-K for the Fiscal Year Ended June 30, 2005**
> **Form 10-K for the Fiscal Year Ended June 30, 2006**
> **Form 10-Q for the Quarterly Period Ended September 30, 2005**
> **Form 10-Q for the Quarterly Period Ended December 31, 2005**
> **Form 10-Q for the Quarterly Period Ended March 31, 2006**
> **File No. 000-14278**

Dear Mr. Ballmer:

We have reviewed the above-referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended June 30, 2006

1. We are still evaluating the content of your submission dated September 28, 2006. Please be advised that we may have additional comments with respect to that submission.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Cash Flows, page 35

2.   We note your disclosure with respect to the cash proceeds received from the securities
        lending program. Tell us your consideration of expanding your disclosure to clarify the
        nature and indicative value of this cash inflow. We refer you to the guidance in Section
        IV.B of SEC Release 33-8350, *Commission Guidance Regarding Management's
        Discussion and Analysis of Financial Condition and Results of Operations*.

Item 8. Financial Statements and Supplementary Data

Notes to Financial Statements

Note 1 Accounting Policies

Revenue Recognition, page 47

3.   We note your disclosure, "[c]ertain multi-year licensing arrangements include rights to
        receive future versions of software product on a when-and-if available basis under Open
        and Select volume licensing programs (Software Assurance)." In addition, we note that
        "[t]o obtain SA only, a customer must have licenses for current product" from your
        response letter dated August 31, 2006. Please clarify the situations that you sell Software
        Assurance without a perpetual license for the current product. When you sell Software
        Assurance to a customer that has a license for the current product, clarify whether you
        account for the perpetual license and Software Assurance contracts as a single or separate
        arrangement(s). Please provide your complete analysis pursuant to AICPA Technical
        Practice Aid 5100.39.

Financial Instruments, page 48

4.   We note your disclosure stating that you "lend certain fixed-income and equity securities
        to enhance investment income." We further note the loaned securities continue to be
        carried as investments on your balance sheet. Explain to us how you evaluated the
        criteria in paragraph 9 of SFAS 140 in determining that you have not surrendered control
        of the transferred securities. In addition, tell us your consideration of providing the
        disclosures required by paragraph 17 of SFAS 140 and also disclosing the amount of
        investment income earned from this program.

                                        *****

        As appropriate, please amend your filings and respond to these comments within 10
business days or tell us when you will provide us with a response. Please submit all
correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation

S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Christopher White, Senior Staff Accountant, at (202) 551-3461, Mark Kronforst, Assistant Chief Accountant, at (202) 551-3451 or me at (202) 551-3488 if you have any questions regarding our comments on the financial statements and related matters.

Sincerely,

Stephen Krikorian
Accounting Branch Chief